NO ACT

PE
12-16-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

13003975

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 15 2014

Washington, DC 20549

January 15, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-15-14

A. Jane Kamenz
The Coca-Cola Company
jkamenz@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 16, 2013

Dear Ms. Kamenz:

This is in response to your letter dated December 16, 2013 concerning the shareholder proposal submitted to Coca-Cola by the Environmental Working Group on behalf of Margrit Vanderryn. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Scott Faber
The Environmental Working Group
sfaber@ewg.org

January 15, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 16, 2013

The proposal requests that the board adopt a policy to refrain from using corporate funds to influence any political election.

We are unable to concur in your view that Coca-Cola may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the Environmental Working Group submitted the proposal on behalf of Margrit Vanderryn, the proponent, and a written statement was provided to Coca-Cola verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8

December 16, 2013

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Environmental Working Group

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related supporting statement (the "Proposal") submitted by Environmental Working Group (the "Group"), purportedly on behalf of Margrit Vanderryn, from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Proposal was received by the Company on October 15, 2013. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on the provisions of Rule 14a-8(i) under the Exchange Act described below.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB No. 14D"), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Group and Margrit Vanderryn as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Group and Margrit Vanderryn concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 6, 2014 and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

> **RESOLVED**: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Background

On October 15, 2013, the Company received the Proposal from the Group. The submission included a letter, dated October 10, 2013, from Scott Faber, the Group's Senior Vice President of Governmental Affairs, stating that (a) the Group was filing the Proposal and will act as the primary filer, (b) the Group was the beneficial owner of the requisite value of Company shares, (c) the Group had held the requisite number of shares for over one year, and (d) the Group will continue to hold sufficient Company shares through the date of the annual shareholders' meeting. The submission also included an undated letter from Margrit Vanderryn to Mr. Faber authorizing the Group to submit to the Company "a shareholder resolution against the use of corporate funds in any election on my behalf at Coca Cola Co." and gave the Group "the authority to deal on my behalf with any and all aspects of the shareholder resolution." The Group's submission did not provide proof of its beneficial ownership of the Company's Common Stock. However, included with the submission was a letter, dated October 10, 2013, from Wells Fargo Advisors, LLC addressed to the Company, that confirmed Margrit Vanderryn's ownership of Company Common Stock for over one year as of October 10, 2013. A copy of the submission is attached as Exhibit A.

[1] The entire Proposal, including the introductory and supporting statement to the Proposal, is set forth in Exhibit A to this letter.

On October 24, 2013, after confirming that neither the Group nor Margrit Vanderryn was a shareholder of record of the Company, the Company emailed a letter to the Group acknowledging receipt of the Proposal and requesting proof of (1) the Group's beneficial ownership of the Company's Common Stock, since the Group's letter had stated that the Group was filing the Proposal, and (2) Margrit Vanderryn's beneficial ownership of the Company's Common Stock, since the Wells Fargo Advisors, LLC's letter did not establish ownership of the requisite number or value of the Company's Common Stock through the date of submission of the Proposal on October 15, 2013 (the "Deficiency Letter"). The Deficiency Letter also notified the Group of the eligibility requirements of Rule 14a-8, and how the Group could remedy the deficiencies associated with the Proposal—specifically, by providing the required information necessary to prove the Group's eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b). A copy of the Deficiency Letter is attached as Exhibit B.

On November 7, 2013, the deadline for responding to the Company's Deficiency Letter, the Group emailed to the Company a letter, dated November 7, 2013, in which the Group stated that it was submitting the Proposal on behalf of Margrit Vanderryn and that "a letter from Ms. Vanderryn authorizing us to act on her behalf with respect to any and all aspects of the shareholder resolution was submitted with the shareholder resolution." This email submission also included a letter, dated October 30, 2013, from Wells Fargo Advisors, LLC addressed to the Company that confirmed Margrit Vanderryn's continuous ownership of Company Common Stock. A copy of these letters is attached as Exhibit C.

Bases for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials on the grounds that Rule 14-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal.

In addition, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14-8(f)(1) because the Group failed to provide the requisite proof of its continuous stock ownership in response to the Company's proper request for that information.

Analysis

The Proposal Is Excludable Because Rule 14a-8 Does Not Permit Shareholders To Submit "Shareholder Proposals By Proxy"

Rule 14a-8 provides an opportunity for a company's shareholders to submit proposals for inclusion in the company's proxy statement. However, in order to be eligible to do so, Rule 14a-8(b) requires a shareholder proponent to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the submission date. Rule 14a-8 explains that "[t]he references to "you" are to a shareholder seeking to submit the proposal."

Rule 14a-8 does not contain any language that permits a shareholder to grant a proxy to another person, who does not meet Rule 14a-8's eligibility requirements, for the purpose of submitting a proposal on behalf of that shareholder. As explained to the court in the complaint for declaratory judgment filed in *Waste Connections v. Chevedden*, cited below, paragraph (h) of Rule 14a-8 is the only section of the rule that allows a shareholder to designate a representative to act on his or her behalf, and then only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. Rule 14a-8(h), in contrast to Rule 14a-8(b), provides that the shareholder "or [the shareholder's] representative who is qualified under state law to present the proposal on [the shareholder's] behalf must attend the meeting to present the proposal." The omission of similar language from Rule 14a-8(b) makes clear that the rule does not permit a shareholder to grant a proxy to another person for the purpose of allowing that other person to submit a proposal.

In 1983, the Commission adopted revisions to the Rule 14a-8(b) share ownership requirements by adopting both minimum investment and holding period requirements necessary for a shareholder to submit a shareholder proposal in the hope of curtailing abuse of the shareholder proposal process. In *Release No. 34-20091* (Aug. 16, 1983) (the "1983 Release"), the Commission stated:

> A majority of the commentators ... supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

In *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred with the exclusion of a shareholder proposal submitted by Thomas Wallenberg, a nominal proponent for John Chevedden ("Chevedden") who was not eligible to submit the proposal. The Staff noted that Mr. Wallenberg sponsored the proposal only after responding to Chevedden's inquiry on the Internet for shareholders of TRW Inc. willing to sponsor his proposal. Mr. Wallenberg also indicated that Chevedden drafted the proposal and that he was acting to support Chevedden and his efforts. TRW Inc. argued that Chevedden was ineligible to submit the proposal under Rule 14a-8(b)(1):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Chevedden in order to permit Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

In *PG&E Corporation* (avail. Mar. 1, 2002), the Staff permitted the exclusion of a shareholder proposal where co-proponents were considered to be nominal proponents for Chevedden, who did not personally satisfy stock ownership requirements. Two of these co-proponents stated that they did not know each other, one proponent stated that Chevedden was handling the matter and another stated that he had not seen the proposal before.

On June 6, 2013, in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young,* (Civil Action 4:13-CV-00176-KPE) ("*Waste Connections v. Chevedden*"), the District Court for the Southern District of Texas granted summary judgment to Waste Connections, Inc., allowing it to omit a board declassification proposal received from Chevedden on behalf of James McRitchie ("McRitchie"). Waste Connections, Inc. argued that it was entitled to summary judgment on four separate grounds, including that Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy." Chevedden himself owned no shares of that company's stock, but he had obtained a "proxy" to submit a proposal from McRitchie, who had submitted proof of ownership under the rules. The court noted that the company's "motion for summary judgment is unopposed" and concluded that the company had "met its burden of demonstrating that there is no genuine dispute as to the material facts." The court permitted the proposal to be excluded from the company's proxy statement. Chevedden, McRitchie and Myra K. Young are appealing the district court's decision.

The Proposal Is Excludable Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Group Failed To Provide The Information Necessary To Determine Its Eligibility To Submit A Shareholder Proposal In Response To The Company's Request For This Information

The Company received the Proposal on October 15, 2013. The Proposal contained no documentation regarding the Group's ownership of any Company common stock. The Company's records did not list the Group as a registered holder of the Company's Common Stock.

On October 24, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company emailed the Deficiency Letter to the Group acknowledging receipt of the Proposal. The Deficiency Letter requested proof of the Group's ownership of the Company's Common Stock, again because the Group's letter had stated that the Group was filing the Proposal. The Group did not provide proof of its ownership of Company Common Stock by November 7, 2013, the 14th calendar day following its receipt of the Deficiency Letter. However, the Group stated in its November 7, 2013 letter, which it emailed to the Company on this same date, that it was submitting the Proposal on behalf of Margrit Vanderryn. This email submission also included proof of Margrit Vanderryn's ownership of Company Common Stock. See Exhibit C.

As described above, it is the Company's view that the Group, and not Margrit Vanderryn, is the Proposal's proponent. Therefore, the Company believes it may exclude the Proposal under Rule 14a-8(f)(l) because the Group failed to provide proof of its ownership of the requisite number or value of Company Common Stock in accordance with Rule 14a-8(b)(1).

Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.l.c, *Staff Legal Bulletin No. 14* (July 13, 2001). Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year, and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(l). See *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Union Pacific Corp.* (avail. Jan. 29, 2010); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *J.D. Systems, Inc.* (avail. Mar. 31, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Time Warner Inc.* (avail. Feb. 19, 2009); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); and *Qwest Communications International, Inc.* (avail. Feb. 28, 2008).

As described above, the Group failed to provide timely documentary evidence of its eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Letter. Accordingly, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(l).

Conclusion

For the reasons set forth above, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2014 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz
Securities Counsel

c: Scott Faber, Environmental Working Group
Gloria K. Bowden
Mark E. Preisinger
Margrit Vanderryn

Enclosures

Exhibit A

Copy of Proposal and correspondence submitted on October 15, 2013

ENVIRONMENTAL WORKING GROUP www.ewg.org

October 10, 2013

Ms. Gloria K Bowden
Corporate Secretary
The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

Dear Ms. Bowden,

The Environmental Working Group is filing the enclosed shareholder resolution, for inclusion in The Coca-Cola Company proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Environmental Working Group will act as the primary filer.

The Environmental Working Group is the beneficial owner of at least $2,000 worth of Coca-Cola common stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is enclosed.

As investors, we seek to understand and minimize any risk the companies we invest in may be exposed to through their role in the public policy arena. Corporate political contributions on public policy issues risk alienating the company's consumer base and damaging a corporation's reputation and profits. We are concerned that Coca-Cola's expenditures to defeat ballot initiatives that would provide consumers with labeling information regarding food containing genetically modified organisms (GMOs), such as Prop 37 in California and I-522 in Washington, expose the company to significant business and reputational risks. We believe that The Coca-Cola Company can minimize these risks by adopting a policy to refrain from using corporate funds to influence any political election.

If you would like to discuss this proposal, please contact Scott Faber at 202-939-9127 or sfaber@ewg.org.

Sincerely,

Scott Faber
Senior Vice President of Government Affairs
The Environmental Working Group

RECEIVED
OCT 15 2013
Office of the Secretary

HEADQUARTERS 1436 U St. NW, Suite 100 Washington, DC 20009 | P: 202.667.6982 F: 202.232.2592
CALIFORNIA OFFICE 2201 Broadway, Suite 308 Oakland, CA 94612 | P: 510.444.0973 F: 510.444.0982
MIDWEST OFFICE 103 E. 6th Street, Suite 201 Ames, IA 50010 | P: 515.598.2221

WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of Coca-Cola North America (Coke)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Coke is recognized as among the top 10 contributors to defeat Proposition 37. Coke directly contributed over $1.7 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative and has already spent significant sums to oppose a similar ballot initiative in Washington.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 *New York Times* poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives that would require labeling of products containing GMOs continue to be introduced across the nation in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions on public policy issues risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that if there were options, they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash on social media sites and were the subject of consumer boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value...Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Coke should adopt a policy to refrain from using treasury funds in the election process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Dear Mr. Faber

I hereby authorize Environmental Working Group to file a shareholder resolution against the use of corporate funds in any election on my behalf at Coca Cola Co. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give Environmental Working Group the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Margrit Vanderryn

Margrit Vanderryn

WELLS FARGO ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 10, 2013

The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

ATTN: Gloria K. Bowden

RE: Proof of Share Ownership

Dear Ms. Bowden,

As of today, Margrit Vanderryn has held 1,200 shares of Coca-Cola Company continuously for over one year in her trust account. Mrs. Vanderryn has informed us that she intends to continue to hold this position through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Wells Fargo Advisors at the Depository Trust Company.

Sincerely,

John Ellenbogen

Exhibit B

Copy of Deficiency Letter

Jane A. Kamenz

From:	jkamenz@coca-cola.com
Sent:	Thursday, October 24, 2013 10:24 AM
To:	'sfaber@ewg.org'
Cc:	Gloria Bowden; Mark Preisinger
Subject:	Shareholder Proposal -- Deficiency Notice from The Coca-Cola Company
Attachments:	2091_001.pdf

Dear Mr. Faber;

Please find attached a deficiency notice relating to a shareholder proposal submitted by you to The Coca-Cola Company on October 15, 2013. Also attached are copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G. Please confirm your receipt of this email by return email.

Sincerely, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Thursday, October 24, 2013 10:16 AM
To: Jane A. Kamenz
Subject: Attached Image

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

October 24, 2013

Via E-mail & Courier

Mr. Scott Faber
Senior Vice President of Government Affairs
The Environmental Working Group
1436 U St. NW, Suite 100
Washington, DC 20009

Dear Mr. Faber:

On October 15, 2013, we received a letter dated October 10, 2013 from The Environmental Working Group (the "Group") addressed to Ms. Gloria K. Bowden, Corporate Secretary, The Coca-Cola Company (the "Company") to which a shareholder proposal was attached. Also attached to the Group's letter was an undated letter from Margrit Vanderryn to you authorizing the Group to file a shareholder resolution on her behalf and a letter dated October 10, 2013 from Wells Fargo Advisors, LLC verifying Margrit Vanderryn's ownership of Company stock as of such date. A copy of this correspondence and the shareholder proposal are enclosed.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following procedural eligibility deficiencies:

1. The Group's letter states that (a) the Group is filing the shareholder proposal, (b) the Group is the beneficial owner of the requisite amount of Company shares, (c) the Group has held the requisite number of shares for over one year, and (d) the Group will continue to hold sufficient Company shares through the date of the annual shareholders' meeting. However, the proof of ownership enclosed with the Group's letter relates to the ownership of the Company's securities by Margrit Vanderryn, not the Group. Because the Group is filing the shareholder proposal, the Group must prove that it has continuously held, for the one-year period preceding and including the date you submitted the shareholder proposal to us on October 15, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Group as a registered holder of shares of Company Common Stock. Since the Group is not a registered holder of shares of Company Common Stock, the Group must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example, if the Group's shares are held indirectly through a broker or bank). *Staff Legal Bulletin No. 14F* (October 18,

2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

2. Second, the letter from Wells Fargo does not establish ownership of the requisite number or value of the Company's Common Stock through the date of submission of the proposal on October 15, 2013. Our records do not list Margrit Vanderryn as a registered holder of shares of Company Common Stock. To establish ownership of the requisite number or value of Company Common Stock, the Company must receive proof of ownership for the one-year period preceding and including October 15, 2013 in accordance with the procedures described in paragraph 1 above.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the requisite proof of ownership is not provided, we may exclude the shareholder proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that if the above procedural deficiencies are rectified, the Company reserves the right to raise any substantive objections to the shareholder proposal at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

ENVIRONMENTAL WORKING GROUP www.ewg.org

October 10, 2013

Ms. Gloria K Bowden
Corporate Secretary
The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

Dear Ms. Bowden,

The Environmental Working Group is filing the enclosed shareholder resolution, for inclusion in The Coca-Cola Company proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Environmental Working Group will act as the primary filer.

The Environmental Working Group is the beneficial owner of at least $2,000 worth of Coca-Cola common stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is enclosed.

As investors, we seek to understand and minimize any risk the companies we invest in may be exposed to through their role in the public policy arena. Corporate political contributions on public policy issues risk alienating the company's consumer base and damaging a corporation's reputation and profits. We are concerned that Coca-Cola's expenditures to defeat ballot initiatives that would provide consumers with labeling information regarding food containing genetically modified organisms (GMOs), such as Prop 37 in California and I-522 in Washington, expose the company to significant business and reputational risks. We believe that The Coca-Cola Company can minimize these risks by adopting a policy to refrain from using corporate funds to influence any political election.

If you would like to discuss this proposal, please contact Scott Faber at 202-939-9127 or sfaber@ewg.org.

Sincerely,

Scott Faber
Senior Vice President of Government Affairs
The Environmental Working Group

HEADQUARTERS 1436 U St. NW, Suite 100 Washington, DC 20009 | P: 202.667.6982 F: 202.232.2592
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WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of Coca-Cola North America (Coke)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Coke is recognized as among the top 10 contributors to defeat Proposition 37. Coke directly contributed over $1.7 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative and has already spent significant sums to oppose a similar ballot initiative in Washington.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 *New York Times* poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives that would require labeling of products containing GMOs continue to be introduced across the nation in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions on public policy issues risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that if there were options, they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash on social media sites and were the subject of consumer boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value...Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Coke should adopt a policy to refrain from using treasury funds in the election process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Dear Mr. Faber

I hereby authorize Environmental Working Group to file a shareholder resolution against the use of corporate funds in any election on my behalf at Coca Cola Co. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give Environmental Working Group the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Margrit Vanderryn

Margrit Vanderryn

WELLS FARGO ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 10, 2013

The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

ATTN: Gloria K. Bowden

RE: Proof of Share Ownership

Dear Ms. Bowden,

As of today, Margrit Vanderryn has held 1,200 shares of Coca-Cola Company continuously for over one year in her trust account. Mrs. Vanderryn has informed us that she intends to continue to hold this position through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Wells Fargo Advisors at the Depository Trust Company.

Sincerely,

John Ellenbogen

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C

Copy of November 7, 2013 correspondence

Jane A. Kamenz

From: Briana Dema <bdema@ewg.org>
Sent: Thursday, November 07, 2013 2:13 PM
To: Jane A. Kamenz
Cc: Scott Faber; Katrina Staves
Subject: Response to Deficiency Notice
Attachments: Coca Cola Shareholder Documents 11.7.13.pdf

Dear Ms. Kamenz,

Attached is EWG's response to the deficiency letter we received on October 24, 2013 regarding the shareholder resolution we submitted on behalf of Margrit Vanderryn, a shareholder of the company. Updated proof of ownership information for Ms. Vanderryn is included in the attachment.

Please confirm receipt of these documents.

Sincerely,
Briana Dema
--
Briana Dema
Staff Attorney
Environmental Working Group
1436 U St. NW, Suite 100
Washington, DC 20009
p: (202) 667-6982
e: bdema@ewg.org

ENVIRONMENTAL WORKING GROUP www.ewg.org

November 7, 2013

Via E-mail
A. Jane Kamenz
Securities Counsel
The Coca-Cola Company
NAT 2136, P.O. Box 1734
Atlanta, Georgia 30301

Dear Ms. Kamenz:

On October 24, 2013, we received a deficiency notice from The Coca-Cola Company regarding a shareholder resolution mailed to the company on October 10, 2013. The resolution requests that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Our cover letter accompanying the shareholder resolution stated that Environmental Working Group is the primary filer and the beneficial owner of at least $2,000 worth of Coca-Cola common stock. We are writing to clarify this statement. Environmental Working Group is filing the shareholder resolution on behalf of Margrit Vanderryn, a shareholder who has owned more than $2,000 worth of Coca-Cola common stock continuously for over one year. A letter from Ms. Vanderryn authorizing us to act on her behalf with respect to any and all aspects of the shareholder resolution was submitted with the shareholder resolution. As requested, we are now submitting proof of ownership for Ms. Vanderryn establishing that as of October 15, 2013, the date the company received the resolution, Ms. Vanderryn owned the requisite value of stock continuously for over one year.

If you would like to discuss this proposal or have any remaining questions about the proof of ownership documentation submitted to the company, please contact me at 202-939-9127 or sfaber@ewg.org.

Sincerely,

Scott Faber
Senior Vice President of Government Affairs
Environmental Working Group

WELLS FARGO | ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 30, 2013

The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

ATTN: Gloria K. Bowden

RE: Proof of Share Ownership

Dear Ms. Bowden,

As of October 15, 2013, Margrit Vanderryn has held 1,200 shares of Coca-Cola Company continuously for over one year in her trust account. Mrs. Vanderryn has informed us that she intends to continue to hold this position through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Wells Fargo Advisors at the Depository Trust Company.

Sincerely,

Jon Ellenbogen